UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Announces 2011 First Quarter Results”.

The financial statements tables included in the press release are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@ccgisrael.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2011 FIRST QUARTER RESULTS

Record bookings and backlog solidify continued growth

Rehovot, Israel - May 4, 2011 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2011 first quarter results.

Highlights for the First Quarter of 2011

•	Quarterly revenues of $28.2 million, up 76% year over year

•	Gross margin of 57.6%

•	Net margin of 28.6%

•	Record quarterly net income of $8.1 million, or $0.30 per diluted share

•	Positive cash flow from operating activities of $8.4 million

•	Record quarterly bookings and backlog

Management Comments

“The first quarter of 2011 marked an excellent start to the year,” said Gabi Seligsohn, President and CEO of Nova. “Not only did we continue to break records in all our financial metrics, we also achieved all time record bookings in each of our product lines.”

“On the stand alone metrology front, the doubling of our customer base during 2010 is definitely paying off. Stand alone bookings during the first quarter reached all time record high levels, mostly as a result of repeat orders from our expanded customer base. As mentioned on several occasions, Optical CD has become an enabling technology at smaller geometries and accordingly the larger part of our orders these days come from the 2X and 3X technology nodes, supporting both the front end and back end of semiconductor manufacturing.”

“In order to defend our expanding base and further penetrate certain customers, we must invest strategically and remain at the forefront in terms of features and performance. Fortunately, we are well-positioned to do this and we are refining our plans to take Nova to the next level via strategic investments and enhanced R&D activities. While we are extremely proud of our disciplined management efforts that enabled us to report above-target profitability, we continue to believe that our target model of 20-25% net margin is still the right one over the long-term.”

2011 Second Quarter Guidance

For the second quarter of 2011, management expects revenues of $28.5-$31.0 million, with net profitability of 27%-30%.

2011 First Quarter Results

Total revenues for the first quarter of 2011 were $28.2 million, an increase of 76% relative to the first quarter of 2010, and an increase of 4% relative to the fourth quarter of 2010.

Gross margin for the first quarter of 2011 was 57.6%, compared with 50.8% in the first quarter of 2010 and 57.0% in the fourth quarter of 2010.

Operating expenses in the first quarter of 2011 were $8.4 million, compared with $5.4 million in the first quarter of 2010 and $8.0 million in the fourth quarter of 2010.

The company reported net income of $8.1 million, or $0.30 per diluted share, in the first quarter of 2011. This compares to a net income of $2.7 million, or $0.11 per diluted share, in the first quarter of 2010, and a net income of $7.5 million, or $0.28 per diluted share, in the fourth quarter of 2010.

The company generated $8.4 million in cash from operating activities during the first quarter of 2011. Total cash reserves at the end of the first quarter of 2011 were $71.5 million.

The Company will host a conference call today, May 4, 2011, at 9:00am ET. To participate, please dial in the US: 1 888 935 4575; or internationally: +972-3-721 9509. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2010 filed with the Securities and Exchange Commission on March 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2011	2010

CURRENT ASSETS
Cash and cash equivalents	14,986	25,394
Short-term interest-bearing bank deposits	55,865	35,562
Trade accounts receivable	14,840	13,162
Inventories	11,877	10,849
Other current assets	2,560	1,736
	100,128	86,703
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	631	631
Other Long-term assets	261	163
Severance pay funds	2,959	2,786
	3,851	3,580

FIXED ASSETS, NET	3,649	3,094

TOTAL ASSETS	107,628	93,377

CURRENT LIABILITIES
Trade accounts payable	12,620	9,956
Deferred income	3,770	3,397
Other current liabilities	8,588	7,908
	24,978	21,261

LONG-TERM LIABILITIES
Liability for employee severance pay	3,876	3,709
Other long-term liability	20	23
	3,896	3,732

SHAREHOLDERS' EQUITY	78,754	68,384

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	107,628	93,377

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010

REVENUES
Products	23,918	22,650	12,901
Services	4,251	4,339	3,080
	28,169	26,989	15,981

COST OF REVENUES
Product sales	9,198	8,842	5,478
Services	2,735	2,765	2,389
	11,933	11,607	7,867

GROSS PROFIT	16,236	15,382	8,114

OPERATING EXPENSES
Research and Development expenses, net	4,967	4,280	2,554
Sales and Marketing expenses	2,711	2,885	2,196
General and Administration expenses	729	843	651
	8,407	8,008	5,401

OPERATING PROFIT	7,829	7,374	2,713

Finance income (expenses), net	219	119	(14)

NET INCOME FOR THE PERIOD	8,048	7,493	2,699

Earnings per share:
Basic	0.31	0.30	0.12
Diluted	0.30	0.28	0.11

Shares used for calculation of earnings per share:
Basic	25,960	25,248	22,666
Diluted	27,020	26,762	24,236

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	8,048	7,493	2,699

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	362	259	324
Amortization of deferred stock-based compensation	266	257	116
Increase (decrease) in liability for employee termination benefits, net	(6)	(35)	48
Decrease (increase) in trade accounts receivables	(1,678)	(639)	625
Increase in inventories	(1,269)	(1,339)	(2,267)
Decrease (increase) in other current and long term assets	(1,083)	1,620	(260)
Increase in trade accounts payables and other long-term liabilities	2,663	1,313	2,545
Increase (decrease) in other current liabilities	678	978	(1,105)
Increase (decrease) in short and long term deferred income	373	(3,220)	2,248
Net cash provided by operating activities	8,354	6,687	4,973

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(20,303)	7,666	(19,986)
Investments in long-term interest-bearing bank deposits	--	(61)	(9)
Additions to fixed assets	(676)	(400)	(405)
Net cash provided by (used in) investment activities	(20,979)	7,205	(20,400)

CASH FLOW – FINANCING ACTIVITIES

Shares issued in public offering	--	--	16,968
Shares issued under employee share-based plans and exercise of warrants	2,217	525	122
Net cash provided by financing activities	2,217	525	17,090

Increase (decrease) in cash and cash equivalents	(10,408)	14,417	1,663
Cash and cash equivalents – beginning of period	25,394	10,977	9,861
Cash and cash equivalents – end of period	14,986	25,394	11,524